

FORTUNA
SILVER MINES INC.

CORPORATE OFFICE:
355 Burrard Street, Suite 840
Vancouver, BC Canada V6C 2G8
Tel: +1.604.484.4085
Fax: +1.604.484.4029

MANAGEMENT HEAD OFFICE:
Piso 5. Av. Jorge Chávez # 154
Miraflores, Lima – Perú
Tel: +51.1.616.6060, ext. 2

TRADING SYMBOL:
NYSE: FSM
TSX: FVI
BVL: FVI
info@fortunasilver.com
WWW.FORTUNASILVER.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2011

As at November 8, 2011

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries' ("Fortuna" or the "Company") performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna's financial condition and results of operations, this MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for three and nine month periods ended September 30, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with IAS 34, Interim Financial Reporting with the International Financial Reporting Standards ("IFRS") IFRS framework. In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Fortuna's Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-IFRS measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use these non-IFRS measures to evaluate the Company's performance. Non-IFRS measures do not have standardized meaning. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This document contains forward-looking statements. Please refer to the cautionary language under the heading "Cautionary Statement on Forward-Looking Information".

Business of the Company

Fortuna Silver Mines Inc. (the "Company") is a mining company focused on producing silver and base metals and developing silver projects in Latin America. The Company's principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Mine in southern Mexico.

Recent Developments and 2011 Highlights

Financial Results

During the third quarter of 2011, the Company generated a net income of $10.31 million (2010: loss $0.77 million) on operating income of $14.89 million (2010: $1.03 million) and sales of $32.08 million (2010: $17.88 million).

Silver ounces produced during the third quarter ended September 30, 2011 were 660,749 (2010: 474,489) ounces, 39% above the same period in the prior year. Gold ounces produced during the third quarter ended September 30, 2011 were 1,525 (2010: 631) ounces, 142% above same period in the prior year.

Silver comprised 70% (2010: 47%) of revenue and the realized silver price was $35.16 (2010: $16.94) per ounce. San Jose contributed to our consolidated revenue stream for the first time as it went into commercial operations on September 1, 2011. The Company sold, up to the end of the quarter, 21% in value of San Jose´s September commercial production. Cash cost per ounce, net of by-product credits, was $1.45 (2010: negative

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

$3.05). Refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales.

Cash generated by operating activities before changes in working capital, income taxes, and interest income for the third quarter ended September 30, 2011 totalled $18.21 million, up from $7.73 million in 2010.

San Jose Mine (refer to Sedar.com for release dated October 24, 2011

Commercial production was declared at San Jose on September 1, 2011. The operation is processing ore at a rate of 1,000tpd with ore being sourced from production blocks K, L and M. Recovery and grade of the concentrate are within eighty percent of design parameters. The start-up of operations has been without major difficulties and management expects full design parameters will be achieved gradually over the coming months as the process continues to be fine tuned at the plant. Average head grades achieved in commercial production are 123 g/t silver and 1.25 g/t gold in the quarter come from low grade development stock piles fed to the mill.

Corporate Highlights

New York Stock Exchange Listing ("NYSE") (refer to Sedar.com for releases dated August 29, 2011 and September 15, 2011)

On August 29, 2011, the Company announced it has submitted an application for listing the Company's common stock on the NYSE. "As we continue to expand our mining operations, this application marks an important strategic step for Fortuna. A listing on the NYSE will help raise our profile as an up-and-coming producer of silver and other metals and showcase our solid growth record," said Jorge A. Ganoza, Fortuna President, CEO and Director.

On September 15, 2011, the Company was approved to list its common shares on the New York Stock Exchange ("NYSE") on September 19, 2011 under the trading symbol "FSM". Jorge A. Ganoza, Fortuna President, CEO and Director, stated: "As a growing multinational mining corporation, Fortuna's size and market capitalization have increased significantly. It is the right time for the Company to take this step and we believe our shareholders will benefit from listing on the NYSE, one of the world's premier securities markets. The Company looks forward to the opportunity to broaden its investor base as our business continues to expand."

Property Option Agreement

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.("AGMIN"). Under the terms of the mining assignment and option to purchase mineral rights agreement ("agreement"), the Company is required to make the following payments:

1. $0.20 million on signing the agreement;
2. $0.30 million after 12 months from signing the agreement;
3. $0.50 million after 24 months from signing the agreement; and,
4. $2.00 million after 36 months from signing the agreement.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Under the terms of the agreement, once the option is exercised and a NI 43-101 is prepared and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3.0 million, subject to certain conditions. The Company has paid $0.20 million on signing the agreement.

First-Time Adoption of International Financial Reporting Standards ("IFRS")

Note 19 to the condensed interim consolidated financial statements, along with further discussions below, provides more detail on our key Canadian GAAP to IFRS differences; our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2011:

	Quarters ended							
Expressed in $000's, except per share data[*/**]	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09
Sales	32,080	24,267	21,673	23,589	17,882	14,421	17,376	16,356
Operating income	14,886	10,665	8,077	8,031	1,030	9,629	9,038	5,563
Income before taxes	14,948	10,754	8,190	8,033	780	9,666	9,034	3,189
Income (loss)	10,309	6,197	4,782	4,333	(773)	6,719	5,724	1,037
Earnings (loss) per share, basic	0.08	0.05	0.04	0.04	(0.01)	0.06	0.06	0.01
Total assets	269,850	253,028	242,548	233,870	180,376	175,445	169,565	139,738
Leases and long term liabilities	2,873	2,988	3,384	3,166	2,653	1,384	1,306	1,454

* Figures for 2011 and 2010 expressed under IFRS
** Figures for 2009 expressed under Canadian GAAP

In Q3 2011, the Company achieved record sales of $32.08 million, up from Q2 2011 of $24.27 million, attributable mainly to 31% higher silver sold, including the contribution from the commencement of commercial production at the San Jose mine, along with a strong silver price environment. Sales from San Jose comprised only 21% of its commercial production for the period. Operating income in Q3 2011 increased by 40% to $14.89 million compared to Q2 2011 primarily as a result of higher sales and lower selling, general and administrative expenses in Q3 2011 of $5.01 million (Q2 2011 $5.33 million) offset by higher cost of sales of $12.27 million (Q2 2011 $9.42 million), higher exploration and evaluation costs of $0.44 million (Q2 2011 $0.32 million), and a lower gain on commodity contracts of $0.50 million (Q2 2011 gain $1.44 million).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

Consolidated Metal Production from Commercial Production

Consolidated Metal Production	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	2011	2010
	Consolidated	Consolidated	Consolidated	Consolidated
Silver (Oz)*	660,749	474,489	1,572,852	1,424,620
Gold (Oz)*	1,525	631	2,764	1,822
Lead (000's lb)	4,960	5,149	15,281	16,035
Zinc (000's lb)	5,815	6,789	17,737	19,978
Copper (000's lb)	0	1,093	36	3,609

* Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver gold concentrates

The Company´s silver production in Q3 2011 was 39% higher than in the same period for 2010 as a result of higher silver production from Caylloma of 18% and the contribution from San Jose for its first month under commercial operations. Gold production for the quarter ended Q3 2011 was mainly a result of the commencement of commercial operations at San Jose.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Production

	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
	Caylloma	Caylloma	**Caylloma**	Caylloma
Mine Production				
Tonnes milled	**115,574**	112,886	**332,503**	322,400
Average tons milled per day	**1,270**	1,268	**1,250**	1,221
Silver*				
Grade (g/t)	**185.55**	154.56	**168.64**	159.15
Recovery %*	**81.22**	84.59	**81.66**	86.36
Production (Oz)*	**559,959**	474,489	**1,472,062**	1,424,620
Gold				
Grade (g/t)	**0.35**	0.36	**0.37**	0.39
Recovery %*	**43.06**	48.51	**45.95**	44.62
Production (Oz)*	**563**	631	**1,802**	1,822
Lead				
Grade (%)	**2.11**	2.27	**2.25**	2.47
Recovery %	**92.25**	91.07	**92.76**	91.39
Production (000's lb)	**4,960**	5,149	**15,281**	16,035
Zinc				
Grade (%)	**2.58**	3.10	**2.75**	3.18
Recovery %	**88.34**	87.90	**88.06**	88.38
Production (000's lb)	**5,815**	6,789	**17,737**	19,978
Copper				
Production (000's lb)	**0**	1,093	**36**	3,609
Unit Costs				
Production cash cost (US$/oz ag)**	**(0.18)**	(3.05)	**(3.21)**	(5.71)
Production cash cost (US$/tonne)	**69.96**	61.22	**65.24**	57.03
Unit Net Smelter Return (US$/tonne)	**241.43**	142.20	**227.94**	154.68

* Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver gold concentrates
** Net of by-product credits

Summary of Q3 2011 Caylloma Mine Production Results:

- Silver production of 559,959 ounces, an 18% increase over Q3 2010;
- Gold production of 563 ounces, an 11% decrease over Q3 2010;
- Lead production of 4,960 ('000's) pounds, a 4% decrease over Q3 2010;
- Zinc production of 5,815 ('000's) pounds, a 14% decrease over Q3 2010; and,
- Cash cost per silver ounce, net of by-product credits, negative $0.18 (refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales).

Silver production at Caylloma for the three quarters was 1,472,062 ounces with mill feed being sourced from the Animas, Bateas and Soledad veins. The increase in silver production for the quarter compared to the same period last year is mainly explained by higher silver head grades offset by lower metallurgical recovery rates. Higher grades are a result of an increase in mill feed contribution from the high silver grade ore shoot on level 6 in Animas vein and bonanza ore from Bateas vein. Metallurgical recoveries are within budget although lower when compared to previous quarters as a result of the oxidized material coming from level 6 in Animas vein. Metallurgical tests are being conducted at Caylloma to improve recoveries given the presence of this oxidized material.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

In January 2011, production of copper-silver concentrate was discontinued at Caylloma due to a material deterioration in treatment and refining smelter charges with respect to 2010. The Company is monitoring market conditions to evaluate restarting the circuit. Copper accounted for 4% of sales in 2010 (2009: 1%).

The new high-grade silver ore shoots that were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein (see press release of April 14, 2011) entered into production in late June. The exploration drift continues towards the northeast exploring for additional high-grade ore shoots.

In July 2011, the Company received the approval of the environmental impact study for the construction of a new tailings dam. The construction of the project involves two stages: the first stage is scheduled for conclusion in November 2011; the second stage is scheduled to commence in April 2012 and to be concluded in November of the same year. This new tailings site provides holding capacity for 17 years of mine operations at current throughput rate.

Cash cost per payable ounce of silver, for the third quarter ended September 30, 2011, was negative $0.18 net of by-product credits compared to negative $3.05 in 2010. The change was mainly attributable to higher cash costs per tonne and refining charges. Refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales.

For the third quarter ended September 30, 2011, the cash cost per tonne of processed ore was $69.96 (2010: $61.22). Starting in the third quarter of 2010 our Peruvian operations have experienced increased cost pressures on labor, contractor tariffs, and industry related services. We expect these cost pressures to persist moderately throughout 2011. Cash cost is a non-IFRS measure, refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

San Jose Mine Production***

	QUARTERLY RESULTS	YEAR TO DATE RESULTS
	Three months ended September 30,	Nine months ended September 30,
	2011	2011
	San Jose	San Jose
Mine Production		
Tonnes milled	28,525	28,525
Average tons milled per day	951	951
Silver[*]		
Grade (g/t)	123.93	123.93
Recovery %*	88.68	88.68
Production (Oz)*	100,790	100,790
Gold		
Grade (g/t)	1.25	1.25
Recovery %*	83.62	83.58
Production (Oz)*	962	962
Unit Costs		
Production cash cost (US$/oz ag)**	10.71	10.71
Production cash cost (US$/tonne)	61.70	61.70
Unit Net Smelter Return (US$/tonne)	147.33	147.33

 * **Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver gold concentrates**

 ** **Net of by-product credits**

*****From commercial production. Commercial production commenced on September 1, 2011.**

Summary of Q3 2011 San Jose Mine Production Results:

- Silver production of 100,790 ounces;
- Gold production of 962 ounces; and,
- Cash cost per silver ounce, net of by-product credits, $10.71 (refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales).

Mine production is currently taking place above level 1,400 on blocks K, L, and M with production targets being met according to plan. As of the end of October, the plant is processing ore at an average throughput of 1,000 tpd. As of the end of September the main ramp reached the 1,350 meter elevation where production blocks A and B will be prepared. Preparation of block A will commence at the end of October 2011, ahead of schedule to meet the production ramp-up plan to 1,500 tpd by the fourth quarter of 2013.

The grade and tonnage in these production areas is consistent with the resource model.

As of September 30, 2011 the mine had built an ore stockpile of 53,900 tonnes grading 133 g/t Ag and 1.1 g/t Au.

Metallurgical recovery has been steadily improving and for the month of October is already within 95% of design parameters. Concentrate grade is already at planned levels for the current head grades and is expected to reach the design parameter as grade increases towards the end of the year.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per payable ounce of silver, for the third quarter ended September 30, 2011, was $10.71 net of by-product credits. The high cash cost is mainly explained by the low head grades for the month of September. Refer to cash cost per silver ounce and cash cost per tonne (non-IFRS measures) for reconciliation of cash cost to the cost of sales.

Caylloma Mine Concentrates

	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
	Caylloma	Caylloma	**Caylloma**	Caylloma
Mine Concentrates				
Zinc				
Opening Inventory (t)	**771**	648	**258**	369
Production (t)	**5,118**	5,830	**15,605**	16,824
Sales (t)	**5,601**	5,950	**15,571**	16,670
Adjustment (t)	**-15**	13	**-20**	17
Closing Inventory (t)	**273**	540	**273**	540
Zn in concentrate (%)	**51.54**	52.83	**51.56**	53.86
Lead				
Opening Inventory (t)	**471**	525	**191**	408
Production (t)	**4,059**	3,626	**12,168**	11,186
Sales (t)	**4,311**	3,751	**12,170**	11,197
Adjustment (t)	**13**	4	**44**	7
Closing Inventory (t)	**232**	404	**232**	404
Ag in concentrate (g/t)	**4,291**	1,490	**3,658**	1,436
Pb in concentrate (%)	**55.43**	64.40	**56.97**	65.02
Copper				
Opening Inventory (t)	**4**	66	**29**	46
Production (t)	**0**	496	**80**	1,637
Sales (t)	**0**	520	**104**	1,653
Adjustment (t)	**0**	1	**-1**	14
Closing Inventory (t)	**4**	44	**4**	44
Ag in concentrate (g/t)	**0**	18,866	**15,876**	17,258
Cu in concentrate (%)	**0.00**	22.87	**20.23**	22.50

*San Jose Mine Concentrates**

	QUARTERLY RESULTS	YEAR TO DATE RESULTS
	Three months ended September 30,	Nine months ended September 30,
	2011	**2011**
	San Jose	**San Jose**
Mine Concentrates		
Silver Gold		
Production (t)	**681**	**681**
Sales (t)	**143**	**143**
Closing Inventory (t)	**538**	**538**
Ag in concentrate (g/t)	**4,604**	**4,604**
Au in concentrate (g/t)	**44**	**44**

**Commercial production commenced on September 1, 2011.*

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

During the third quarter ended September 30, 2011 the Company generated net income of $10.31 million (2010: loss $0.77 million) on operating income of $14.89 million (2010: $1.03 million). The increase in net income is mainly attributable to higher mine operating income of $19.81 million (2010: $8.74 million) and a gain on commodity contracts of $0.50 million (2010: loss $3.18 million) offset by income taxes of $4.64 million (2010: $1.55 million). The improved operating results were driven by higher silver prices and quantities of metal sold.

During the nine months ended September 30, 2011 the Company generated net income of $21.29 million (2010: $11.67 million) on operating income of $33.63 million (2010: $19.70 million). The increase in net income is mainly attributable to higher mine operating income of $47.71 million (2010: $25.11 million) offset by higher selling, general and administrative expenses of $13.97 million (2010: $6.40 million), exploration and evaluation costs of $1.11 million (2010: $0.35 million), income taxes of $12.60 million (2010: $7.81 million), offset by lower gain on commodity contracts of $0.92 million (2010: $1.46 million).

Sales for the third quarter ended September 30, 2011 increased by 79% to $32.08 million (2010: $17.88 million) compared to the same quarter a year ago. Recorded sales were comprised of $31.34 million of provisional sales plus $0.33 million of mark-to-market (value of provisional sales is adjusted over time as final commodity prices are set in a period subsequent to the date of sale based on a specific quotational period, either one or three months after delivery at the option of the customer, or one month after delivery) plus $0.41 million of final adjustments in Q3 2011. The sales increase, compared to Q3 2010, is a mainly a result of higher realized prices for silver, gold, lead, and zinc of 108%, 28%, 23%, and 25%, respectively, and higher silver, gold, and lead metal sold of 23%, 26%, and 1%, respectively. Sales for San Jose for the period comprised only 21% of its commercial production. Build up inventory for September at San Jose is valued at $3.29 million at average selling prices.

For the nine months ended September 30, 2011, sales increased by 57% to $78.02 million (2010: $49.68 million), compared to last year. The increase is mainly a result of higher realized prices for silver, gold, lead, zinc, and copper of 104%, 25%, 20%, 16%, and 7%, respectively, in spite of lower metal sold for lead, zinc, and copper of 4%, 11% and 94%, respectively.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma and San Jose Mine Metal Sold and Prices

Mine Metal Sold and Prices	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended September 30,		Nine months ended September 30,	
	2011		2011	
	Caylloma	San Jose	Caylloma	San Jose
Silver				
Sales (Oz)*	577,902	20,189	1,456,915	20,189
Net Realized Price (US$/Oz)**	35.28	31.70	33.12	31.70
Gold				
Sales (Oz)*	569	182	1,841	182
Net Realized Price (US$/Oz)**	1,154.00	1,278.19	1,073.31	1,278.19
Lead				
Sales (000's lb)*	5,295	-	15,300	-
Net Realized Price (US$/lb)**	0.89	-	0.92	-
Zinc				
Sales (000's lb)*	6,352	-	17,711	-
Net Realized Price (US$/lb)**	0.67	-	0.69	-
Copper				
Sales (000's lb)*	-	-	52	-
Net Realized Price (US$/lb)**	-	-	2.65	-

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.

** Calculated based on contained metals and after deductions, treatment, and refining charges.

  Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

  Net realized prices are based on provisional sales and are calculated before governmental royalties.

Mine Metal Sold and Prices	QUARTERLY RESULTS	YEAR TO DATE RESULTS
	Three months ended September 30,	Nine months ended September 30,
	2010	2010
	Caylloma	Caylloma
Silver		
Sales (Oz)*	487,408	1,400,252
Net Realized Price (US$/Oz)**	16.94	16.23
Gold		
Sales (Oz)*	597	1,715
Net Realized Price (US$/Oz)**	924.01	877.73
Lead		
Sales (000's lb)*	5,261	15,856
Net Realized Price (US$/lb)**	0.72	0.77
Zinc		
Sales (000's lb)*	6,927	19,819
Net Realized Price (US$/lb)**	0.54	0.59
Copper		
Sales (000's lb)*	260	800
Net Realized Price (US$/lb)**	2.55	2.47

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.

** Calculated based on contained metals and after deductions, treatment, and refining charges.

  Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

  Net realized prices are based on provisional sales and are calculated before governmental royalties.

Cost of sales, for the third quarter ended September 30, 2011, increased by 34% to $12.27 million (2010: $9.15 million) compared to last year. The increase is primarily attributable to a 12% higher unit production cash costs and increased throughput from both San Jose and Caylloma of 28%. Refer to Caylloma Mine Production for discussion on cash cost per tonne of treated ore.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

For the for the nine months ended September 30, 2011, cost of sales increased by 23% to $30.31 million (2010: $24.57 million) compared to last year. The increase is primarily attributable to a 14% higher unit production cash costs and increased throughput of 12%.

Selling, general and administrative expenses increased by 14% for the third quarter ended September 30, 2011, to $5.01 million (2010: $4.41 million). The increase is primarily attributable to a 23% increase in corporate general and administrative expenses to $2.53 million (2010: $2.05 million) mainly as a result of the NYSE listing and higher salaries related to the growth of the company. The $0.20 million increase in the Mexican subsidiary is a result of the commencement of commercial production in Q3 2011.

For the nine months ended September 30, 2011, selling, general and administrative expenses increased by 118% to $13.97 million (2010: $6.40 million). The increase is primarily attributable to share-based payments of $3.59 million in 2011 compared to a net recovery of $1.18 million in 2010, a $1.86 million increase in corporate general and administrative expenses mainly as a result of the NYSE listing and higher salaries related to the growth of the company, and a $0.20 million increase in the Mexican subsidiary as a result of the commencement of commercial production in Q3 2011.

	Expressed in $ millions			
	Three months ended September 30,		Nine months ended September 30,	
	2011	2010	**2011**	2010
Corporate general and administrative expenses $	**2.53** $	2.05 $	**7.07** $	5.21
Foreign exchange	**(0.09)**	0.06	**0.03**	0.04
Share-based payments	**1.21**	1.26	**3.59**	(1.18)
Peruvian subsidiary	**0.94**	1.04	**2.54**	2.33
Workers' participation	**0.22**	-	**0.54**	-
Mexican subsidiary	**0.20**	-	**0.20**	-
	$ **5.01** $	4.41 $	**13.97** $	6.40

Exploration and evaluation costs, for the third quarter of September 30, 2011, increased to $0.44 million (2010: $0.10 million) as the Company pursues its exploration program.

Net gain on commodity contract, for the third quarter ended September 30, 2011, was $0.50 million (2010: loss $3.18 million). The gain is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period and explained by the rise in silver and base metal prices between June and September 2011. The Company does not use hedge accounting.

Interest income, for the third quarter ended September 30, 2011, increased by 29% to $0.20 million (2010: $0.15 million). The increase in interest income is primarily attributable to marginally higher interest rates applied to higher cash and cash equivalents.

Interest expense, for the third quarter ended September 30, 2011, decreased by 67% to $0.14 million (2010: $0.40 million) compared to a year ago. The decrease is primarily attributable to the one time commitment fee in 2010 for the credit facility with the Bank of Nova Scotia.

Income taxes, for the third quarter ended September 30, 2011, increased by 199% to $4.64 million (2010: $1.55 million) due to higher income recorded at Bateas offset by an income tax recovery recorded at Cuzcatlan.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

For the nine months ended September 30, 2011, income taxes increased by 61% to $12.60 million (2010: $7.81 million) due to higher income recorded at Bateas offset by an income tax recovery recorded at Cuzcatlan compared to the prior year. Income tax provision is comprised of $12.69 million of current income tax expense and $0.09 million of deferred income tax recovery mainly related to our Peruvian and Mexican operations.

Cash cost per silver ounce and cash cost per tonne (non-IFRS measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Management believes that certain investors use these non-IFRS measures to evaluate the Company's performance. These performance measures have no meaning under International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2011 and 2010.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Consolidated Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
	Q3 2011	**YTD Q3 2011**	Q3 2010	YTD Q3 2010
Cost of sales [2, 3]	**12,269**	**30,311**	9,145	24,572
Add / (Subtract)				
Change in concentrate inventory	**1,168**	**1,727**	(156)	(10)
Depletion and depreciation in concentrate inventory	**(403)**	**(574)**	34	(119)
Workers participation	**(1,132)**	**(2,705)**	(459)	(1,439)
Depletion and depreciation [2]	**(2,056)**	**(5,308)**	(1,653)	(4,616)
Cash cost	**9,846**	**23,451**	6,911	18,388
Total processed ore (tonnes)	**144,099**	**361,028**	112,886	322,399
Cash cost per tonne of processed ore ($/t)	**68.33**	**64.96**	61.22	57.03
Cash cost	**9,846**	**23,451**	6,911	18,388
Add / (Subtract)				
By-product credits [1]	**(9,932)**	**(28,979)**	(8,672)	(27,281)
Refining charges	**994**	**2,045**	385	1,166
Cash cost applicable per payable ounce	**908**	**(3,483)**	(1,376)	(7,727)
Payable silver ounces	**625,696**	**1,492,193**	450,764	1,353,389
Cash cost per ounce of payable silver ($/oz)	**1.45**	**(2.33)**	(3.05)	(5.71)

[1] **By-product credits as included in the provisional liquidation**

[2] **2010 and 2011 figures in accordance with IFRS**

[3] **includes depletion, depreciation, distribution, community relations, and workers participation**

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
	Q3 2011	YTD Q3 2011	Q3 2010	YTD Q3 2010
Cost of sales [2, 3]	11,480	29,522	9,145	24,572
Add / (Subtract)				
Change in concentrate inventory	(445)	114	(156)	(10)
Depletion and depreciation in concentrate inventory	86	(85)	34	(119)
Workers participation	(1,132)	(2,705)	(459)	(1,439)
Depletion and depreciation [2]	(1,903)	(5,155)	(1,653)	(4,616)
Cash cost	8,086	21,691	6,911	18,388
Total processed ore (tonnes)	115,574	332,503	112,886	322,399
Cash cost per tonne of processed ore ($/t)	69.96	65.24	61.22	57.03
Cash cost	8,086	21,691	6,911	18,388
Add / (Subtract)				
By-product credits [1]	(8,820)	(27,867)	(8,672)	(27,281)
Refining charges	638	1,689	385	1,166
Cash cost applicable per payable ounce	(96)	(4,487)	(1,376)	(7,727)
Payable silver ounces	531,961	1,398,458	450,764	1,353,389
Cash cost per ounce of payable silver ($/oz)	(0.18)	(3.21)	(3.05)	(5.71)

[1] By-product credits as included in the provisional liquidation

[2] 2010 and 2011 figures in accordance with IFRS

[3] includes depletion, depreciation, distribution, community relations, and workers participation

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

San Jose Mine Cash Cost	Expressed in $'000's	
	Q3 2011	YTD Q3 2011
Cost of sales [2, 3]	789	789
Add / (Subtract)		
Change in concentrate inventory	1,613	1,613
Depletion and depreciation in concentrate inventory	(489)	(489)
Depletion and depreciation [2]	(153)	(153)
Cash cost	1,760	1,760
Total processed ore (tonnes)	28,525	28,525
Cash cost per tonne of processed ore ($/t)	61.70	61.70
Cash cost	1,760	1,760
Add / (Subtract)		
By-product credits [1]	(1,112)	(1,112)
Refining charges	356	356
Cash cost applicable per payable ounce	1,004	1,004
Payable silver ounces	93,735	93,735
Cash cost per ounce of payable silver ($/oz)	10.71	10.71

[1] **By-product credits as included in the provisional liquidation**

[2] **2010 and 2011 figures in accordance with IFRS**

[3] **includes depletion, depreciation, distribution, community relations, and workers participation**

Commercial production commenced on September 1, 2011.

Liquidity and Capital Resources

The Company's cash and cash equivalents as at September 30, 2011 totalled $60.53 million, and short term investments totalled $2.20 million. Working capital amounted to $70.22 million.

During the third quarter ended September 30, 2011, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and net interest income received was $18.21 million (2010: $7.73 million). Changes in non-cash working capital items amounted to $6.94 million (2010: $0.03 million), and income taxes paid and net interest income received amounted to $2.92 million (2010: $1.07 million), resulting in net cash provided by operating activities of $8.35 million (2010: $6.63 million).

During the nine months ended September 30, 2011, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and net interest income received was $41.05 million (2010: $20.76 million). Changes in non-cash working capital items amounted to $1.74 million (2010: $0.32 million), and income taxes paid and net interest income received amounted to $11.11 million (2010: $5.49 million), resulting in net cash provided by operating activities of $28.20 million (2010: $15.59 million).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash generated by operating activities before changes in working capital, income taxes, and interest income is calculated as follows (expressed in '000's):

	Notes	Three months ended September 30, 2011	2010	Nine months ended September 30, 2011	2010
OPERATING ACTIVITIES					
Net income before income taxes and interest		$ **14,886** $	1,030 $	**33,628** $	19,697
Items not involving cash					
Depletion and depreciation		**2,151**	1,690	**5,478**	4,680
Share-based payments (recovery)		**1,204**	1,263	**3,208**	(1,177)
Unrealized (gain) loss on commodity contracts		**(18)**	3,721	**(1,204)**	(2,597)
(Gain) loss on disposal of mineral properties, property, plant and equipment		**(22)**	14	**(75)**	121
Accrued interest on loans receivable and payable		**5**	7	**17**	36
		18,206	7,725	**41,052**	20,760

Cash consumed by the Company, for the third quarter ended September 30, 2011, in investing activities totalled $10.56 million (2010: $11.39 million) with $26.32 million (2010: $11.13 million) for mineral properties, property, plant and equipment, $7.57 million (2010: advances $4.80 million) for net receipts on deposits on long term assets, $8.55 million net redemptions (2010: purchases $5.76 million) of short term investments, receipts of VAT of $0.40 million (2010: $1.22 million), and proceeds on disposal of mineral properties, property, plant, and equipment of $0.04 million (2010: $nil).

Cash consumed by the Company, for the nine months ended September 30, 2011, in investing activities totalled $38.21 million (2010: $33.30 million) with $60.43 million (2010: $22.34 million) for mineral properties, property, plant and equipment, $4.20 million (2010: advances $4.80 million) for net receipts on deposits on long term assets, $18.78 million net redemptions (2010: purchases $4.38 million) of short term investments, receipts of VAT of $0.80 million (2010: $1.79 million), and proceeds on disposal of mineral properties, property, plant, and equipment of $0.04 million (2010: $0.01 million). The total investment in San Jose amounted to $40.69 million.

During the third quarter ended September 30, 2011, cash provided by financing activities totalled $0.63 million (2010: $0.01 million) includes repayment of finance lease obligations of $0.32 million (2010: $0.37 million), offset by cash provided by net proceeds on the issuance of common shares of $0.95 million (2010: $0.38 million).

During the nine months ended September 30, 2011, cash provided by financing activities totalled $0.53 million (2010: $31.01 million), repayment of finance lease obligations of $0.88 million (2010: $0.92 million), offset by cash provided by net proceeds on the issuance of common shares of $1.41 million (2010: $31.93 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within two and one-half years or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. No funds were drawn from this credit facility during the period.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The Company has raised funds from two prospectus financings. The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010						Prospectus December 17, 2010 Closed December 23, 2010					
San Jose Project Financing						San Jose Project Financing**					
Expressed in CAD $ millions						Expressed in CAD $ millions					
	Expected Use of Proceeds*		Actual Use of Proceeds**		Variance		Expected Use of Proceeds*		Actual Use of Proceeds		Variance
Mine development	$	6.7	$	6.4	$	0.3	Planned expansion	$	14.5	$	-	$	14.5
Processing plant		16.6		20.5		(3.9)	Exploration programs		5.5		-		5.5
Tailings dam		1.9		4.3		(2.4)	Working capital		17.7		-		17.7
Water and Infrastructure		3.0		2.9		0.1							
Energy supply		-		2.5		(2.5)							
Construction management		-		1.9		(1.9)							
Total	$	28.2	$	38.5	$	(10.3)	Total	$	37.7	$	-	$	37.7

*excludes over-allotment

**US CAD FX rate at 1.0

*excludes over-allotment

** funds to be utilized post development

Management believes the Company's cash position, along with its ongoing operations, in Caylloma and San Jose, and the credit facility, is sufficient to support the Company's operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions				
	Expected payments due by period as at September 30, 2011				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 18.19	$ -	$ -	$ -	$ 18.19
Due to related parties	0.03	-	-	-	0.03
Derivatives	0.03	-	-	-	0.03
Income tax payable	5.25	-	-	-	5.25
Long term liability	1.76	2.88	-	-	4.64
Operating leases	0.54	0.83	0.69	0.23	2.29
Decomissioning and restoration liability	0.96	1.02	0.84	2.22	5.04
	26.76	**4.73**	**1.53**	**2.45**	**35.47**

As at September 30, 2011, capital commitments not disclosed elsewhere in the condensed interim consolidated financial statements include the development of the San Jose property located in Mexico of which $2.49 million forecasted to be expended within one year.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Guarantees and Indemnifications (expressed in $'000's)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➤ directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;
➤ certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas' mine closure plan, for the sum of $293. This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes, other than operating leases.

Derivatives

	Expressed in $ millions			
	September 30, 2011		December 31, 2010	
	Assets	**Liabilities**	Assets	Liabilities
Lead forward contracts	$ **0.15**	$ **-**	$ -	$ 0.01
Zinc forward contracts	**-**	**0.03**	-	0.01
Silver forward contracts	**0.95**	**-**	-	0.11
Total	$ **1.10**	$ **0.03**	$ -	$ 0.13
Net	$ **1.07**			$ 0.13

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The Company enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production. As at the end of the period no such contracts are outstanding.

Additionally, the Company enters regularly into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures. No initial premium associated with these trades has been paid.

Related Party Transactions

Refer to Note 9 of the condensed interim consolidated financial statements for the three and nine months periods ended September 30, 2011.

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i. Critical Judgments

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar ("US$), with the exception of the parent entity and certain holding companies which have a Canadian dollar ("CAD$") functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
  - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- the mine or mill is operating within eighty percent of design capacity;
- metallurgical recoveries are achieved within eighty percent of projections; and,
- the ability to sustain ongoing production of ore at a steady or increasing level.

ii. *Estimates*

- The recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserve, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidation statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
- the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis. Refer to Note 15 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2011 and the Company's Annual Information Form filed on Sedar.

Changes in Accounting Policies including Initial Adoption

The following standards and amendments to existing standards have been published and are mandatory for the Company's annual accounting periods beginning January 1, 2012, or later:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

i)   New Accounting Standards Impacting on or after January 1, 2012

IFRS 7 *Financial Instruments: Disclosures* (Amendment)
The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.

IAS 12 *Income Taxes* (Amendment)
IAS 12 *Income Taxes*, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012.

ii)   New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)
The amendments to IAS 1 *Presentation of Financial Statements* require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

iii)   New Accounting Standards Impacting on or after January 1, 2013

IFRS 10 *Consolidated Financial Statements*
IFRS 10 *Consolidated Financial Statements* replaces the portion of IAS 27 *Consolidated and Separate Financial Statements* that addresses the accounting for consolidated financial statements, and SIC12 *Consolidation - Special Purpose Entities*. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 *Joint Arrangements*, IFRS 12 *Disclosure of Interests in Other Entities*, IAS 27 *Separate Financial Statements* (as amended in 2011), IAS 28 *Investments in Associates and Joint Ventures* (as amended in 2011).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IFRS 11 *Joint Arrangements*

IFRS 11 replaces IAS 31 *Interest in Joint Ventures* and SIC-13 *Jointly-Controlled Entities – Non-Monetary Contributions by Venturers.* This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures). This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 *Disclosure of Interests in Other Entities*

IFRS 12 combines the disclosure requirements for an entity's interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 *Fair Value Measurement*

IFRS 13 *Fair Value Measurement* provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 *Share-based Payment*; leasing transactions with the scope of IAS 17 *Leases*; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 *Inventories*; or value in use IAS 36 *Impairment of Assets*. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 27 *Separate Financial Statements*

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 *Investments in Associates and Joint Ventures*

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

iv)   New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 *Financial Instruments - Classification and Measurement*
On 12 November 2009, the IASB issued IFRS *9 Financial Instruments* as the first step in its project to replace IAS 39 *Financial Instruments: Recognition and Measurement*. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity's business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 *Financial Instruments: Disclosures* including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 9.

On July 22, 2011, the IASB agreed to defer the mandatory effective date to annual periods beginning on or after January 1, 2015 with early application still permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company's website at www.fortunasilver.com.

As at November 8, 2011, there are 481,465 DSU outstanding with a fair value of $3,256 and 374,788 (RSU outstanding with a fair value of $12,164 (2010: $131).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Share Position and Outstanding Warrants and Options

The Company's outstanding share position as at November 8, 2011 is 123,599,221 common shares. In addition, a total of 5,222,789 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Incentive Stock Options:	1,792,289	$4.46	June 8, 2014
	240,000	$1.35	February 5, 2016
	200,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	475,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	60,000	$0.85	January 11, 2017
	520,000	$2.22	January 11, 2017
	38,000	$0.85	June 27, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	470,000	$0.85	October 5, 2018
	240,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	**5,222,789**		

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

International Financial Reporting Standards ("IFRS")

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. Refer to Note 2 a) and 19 of the condensed interim consolidated financial statements for the three and nine months periods ended September 30, 2011.

Our IFRS conversion team identified three phases to our conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

We have now completed our IFRS conversion project through implementation. Review and post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Transitional Financial Impact

Equity Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $1.29 million as at September 30, 2010. The table below outlines adjustments to our equity on adoption of IFRS on September 30, 2010, and December 31, 2010 for comparative purposes.

Expressed in $ millions	Notes	September 30, 2010	December 31, 2010
Shareholders' Equity, Canadian GAAP		$ 154.54	$ 206.01
Adjustments:			
Effect of foreign exchange on inventory, deposits on long term assets, and mineral properties, property, plant and equipment	19 a)	(3.24)	(5.34)
Deferred income tax adjustments	19 b)	2.04	1.94
Transfer of accumulated other comprehensive income to retained earnings (deficit)	19 c)	2.90	2.90
Reset accumulated other comprehensive income to zero	19 c)	(2.90)	(2.90)
Adjustment to revise provisions	19 d)	(0.31)	(0.25)
Adjustment for depletion on mineral properties related to provisons	19 d)	0.22	0.23
Total IFRS adjustments to Shareholders' Equity		**(1.29)**	**(3.42)**
Shareholders' Equity, IFRS		**$ 153.25**	**$ 202.59**

Note: There may be differences due to rounding of decimal places

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three and nine months ended September 30, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded an increase in our net income of approximately $1.8 million and $2.9 million for the three and nine months ended September 30, 2010, respectively. We have recorded a decrease in our total comprehensive income of approximately $0.8 million and $0.1 million for the three and nine months ended September 30, 2010, respectively.

The following is a summary of the adjustments to comprehensive income for the three and nine months ended September 30, 2010 under IFRS (all of which are outlined in the notes to our condensed interim consolidated financial statements):

expressed in $ millions	Notes	Three months ended September 30, 2010			Nine months ended September 30, 2010		
		CAD GAAP	Effect of Transition to IFRS	IFRS	CAD GAAP	Effect of Transition to IFRS	IFRS
Income (loss) for the period		$ (2.5)	$ 1.8	$ (0.7)	$ 8.7	$ 2.9	$ 11.6
Other comprehensive income (loss)							
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	19 c)	1.4	(1.4)	-	2.0	(2.0)	-
Unrealized gain on translation of functional currency to reporting currency	19 a)	1.9	(1.2)	0.7	1.7	(1.0)	0.7
Other comprehensive income		$ 3.4	$ (2.6)	$ 0.8	3.7	(3.0)	0.7
Total comprehensive income for the period		$ 0.8	$ (0.8)	$ -	$ 12.5	$ (0.1)	$ 12.4

Note: There may be differences due to rounding of decimal places

Cash Flow Impact

The adoption of IFRS has had no material impact on the net cash flows of the Company. The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however there is no net impact on cash and cash equivalents.

Financial Statement Presentation Changes

The transition to IFRS has resulted in financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate mainly to the combining of mineral properties, property, plant and equipment and renaming of asset retirement obligations to provisions; future income tax liability to deferred income tax liabilities; and contributed surplus to share option and warrant reserve.

The following is a summary of the significant changes to our consolidated statement of income:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation, depletion, and accretion are no longer presented as a separate line item on the statement of income but depreciation and depletion are included in cost of sales. Unwinding of discount is included in interest expense;
- government royalties to sales from selling, general and administrative expenses;
- distribution costs to cost of sales from selling, general and administrative expenses;
- community relation costs to cost of sales from selling, general and administrative expenses;
- other income and expenses from interest and other income and expenses to selling, general and administrative expenses;
- exploration and evaluation costs moved from selling, general and administrative expenses;
- interest expense includes interest on debt financing and unwinding of discount; and,
- current workers participation from income tax to cost of sales and selling, general and administrative expenses.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are continuing to work with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, we expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form dated March 24, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of September 30, 2011, under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"). Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.

The Company's management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Outlook

For 2011, Fortuna's consolidated production guidance is 2.4 million ounces of silver, 7,530 ounces of gold plus approximately 38.4 million pounds of combined lead and zinc production. For the first two quarters of 2011, silver production at its Caylloma mine in Peru was 912,102 ounces, with 10.3 million pounds of lead and 11.9 million pounds of zinc as by products. For 2012, the Company anticipates an increase in production to 3.7 million ounces of silver, 18,041 ounces of gold and approximately 39.8 million pounds of combined lead and zinc production.

San Jose is expected to produce 520,000 ounces of silver and 4,600 ounces of gold in 2011, and 1.7 million ounces of silver and 15,000 ounces of gold in 2012 at an estimated cash cost per silver ounce of US$5.04, net of by-products.

We now look forward to continue delivering production growth through the expansion of San Jose to 1,500 tonnes per day by third quarter of 2013. In addition, we are scoping production expansion of our Caylloma mine for 2012." said Jorge A. Ganoza, Fortuna President, CEO and Director.

The updated outlook is based on the mineral reserves reported in the Company's release dated April 12, 2011.

2011 - 2019 San Jose Mine Plan **(refer to release dated June 1, 2011)**

The increase of the start-up production rate from 750 tpd to 1,000 tpd at San Jose has been made possible by recent underground development accessing approximately 255,000 tonnes of resources above level 1400, the first production level. The updated mine plan allows for an increase in the production and treatment rate to 1,500 tpd by the third quarter of 2013, two and a half years ahead of the prefeasibility study released in April 2010.

San Jose Mine's Production Schedule Breakdown

	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Tonnes (milled)	120,000	360,000	422,300	540,000	540,000	540,000	540,000	540,000	168,719	3,771,019
Ag grade (g/t)	153	169	185	196	204	211	233	215	196	202
Au grade (g/t)	1.32	1.47	1.51	1.47	1.51	1.57	1.79	1.76	1.59	1.58
Ag recovery (%)	88	88	88	88	88	88	88	88	88	88
Au recovery (%)	90	90	90	90	90	90	90	90	90	90
Ag production (oz)	520,613	1,726,134	2,206,967	2,993,336	3,120,446	3,228,191	3,553,770	3,286,027	933,358	21,568,842
Au production (oz)	4,584	15,326	18,429	23,004	23,607	24,579	27,987	27,527	7,771	172,815

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

San Jose Mine Projected Operating Cost and Life of Mine Capital Expenditure

	2011	2012	2013	2014	2015	2016	2017	2018	2019
Total Cash Cost per Tonne (US$/t)	51	50	45	43	44	43	43	43	56
CAPEX (US$M)	5.7	13.4	21.4	13.1	8.4	6.9	7.0	5.9	5.8

Consolidated Production Forecast for the Period 2011 - 2015 **(refer to release dated June 1, 2011)**

	2011	2012	2013	2014	2015
Silver (million oz)	2.4	3.7	4.1	4.9	4.9
Gold (oz)	7,368	18,041	21,143	25,948	27,083
Zinc (lbs)	22,387,109	23,227,528	21,934,455	22,559,726	19,745,217
Lead (lbs)	16,011,069	16,615,757	15,863,412	16,152,207	14,196,226

Planned silver and gold production expansion over the next 24 months

With the start of commercial operations at the San Jose mine in September, the Company is on a path to deliver sustained quarterly production growth to the planned annual rate of 4.9 million ounces of silver and 26,000 ounces of gold by Q4 2013. In addition the Company is conducting an optimization study at the Caylloma mine. This study is based on the 4 million tonnes of reserves, and the results, expected for Q1 2012, could lead to production expansions beyond the current 1,270 tpd.

Mining tax in Peru

Effective October 1, 2011, the Peruvian Government approved a change in the tax law for the mining sector which consists of a progressive royalty scheme based on operating margins. Management expects that the impact on taxes paid by its Peruvian subsidiary under the current metal price environment will be between 2 and 3 added percentage points.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cautionary Statement on Forward-Looking Information

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements and forward-looking information. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

- estimates of mineral reserves and mineral resources to the extent that they involve estimates of the mineralization that will be encountered if the property is developed;
- timing of the completion of construction activities at the Company's properties and their completion on budget;
- production rates at the Company's properties;
- cash cost estimates;
- timing to achieve full production capacity at the Company's properties;
- timing for completion of infrastructure upgrades related to the Company's properties;
- timing for delivery of materials and equipment for the Company's properties; and
- the sufficiency of the Company's cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company's current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company's current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company's current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the Risks and Uncertainties section in the MD&A and in the Risk Factors section in the Company's Annual Information Form for the financial year ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.